FINAL TERM SHEET

Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 9, 2020 and the Prospectus dated May 15, 2018

Registration Nos. 333-224947 and 333-224947-01

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

Fully and unconditionally guaranteed by American Campus Communities, Inc.

$400 million 3.875% Senior Notes due 2031

Issuer:	American Campus Communities Operating Partnership LP

Guarantor:	American Campus Communities, Inc.

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (Stable outlook) and

BBB by Standard & Poor’s Ratings Services (Negative outlook)

Form of Offering:	SEC Registered

Aggregate Principal Amount:	$400 million

Trade Date:	June 9, 2020

Settlement Date:	June 11, 2020 (T+2)

Interest Payment Dates:	January 30 and July 30, commencing January 30, 2021 (long first coupon)

Stated Maturity Date:	January 30, 2031

Coupon:	3.875% per annum

Public Offering Price:	99.142% of the principal amount, plus accrued and unpaid interest, if any from June 11, 2020

Yield to Maturity:	3.974%

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	98-03+ / 0.824%

Spread to Benchmark Treasury:	315 basis points

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Net Proceeds (before expenses):	$393,968,000

Optional Redemption:	The redemption price for notes that are redeemed prior to October 30, 2030 (three months prior to the Stated Maturity Date of the notes) will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due if such notes matured on October 30, 2030 (except that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of unpaid interest accrued thereon to, but not including, such redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

The redemption price for notes that are redeemed on or after October 30, 2030 will be equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the date of redemption.

CUSIP / ISIN:	024836 AG3 / US024836AG36

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

BofA Securities, Inc.

Capital One Securities, Inc.

KeyBanc Capital Markets Inc.

Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc.

Piper Sandler & Co.

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

American Campus Communities, Inc. and the issuer have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that American Campus Communities, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about American Campus Communities, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, American Campus Communities, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Deutsche Bank Securities Inc., toll free at 800-503-4611; and J.P. Morgan Securities LLC, collect at 212-834-4533.